SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)

MILASTAR CORPORATION
(Name of the Issuer)

MILASTAR CORPORATION
DENNIS J. STEVERMER
EASTON SOUTHPAW INCORPORATED
MILASTAR ACQUISITION CORPORATION
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.05 PER SHARE
(Title of Class of Securities)

599100104
(CUSIP Number of Class of Securities)

Milastar Corporation	Easton Southpaw Incorporated
Dennis J. Stevermer, CEO	Milastar Acquisition Corporation
7317 West Lake Street	Dennis J. Stevermer
Minneapolis, Minnesota 55426	1729 Colvin Avenue
(952) 929-4774	St. Paul, Minnesota 55116
(952) 929-4774

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
with a copy to:

Jeffrey N. Saunders, Esq.	Christopher C. Cleveland, Esq.
Fulbright & Jaworski, L.L.P.	Briggs and Morgan, P.A.
2100 IDS Center	2200 IDS Center
80 South Eighth Street	80 South Eighth Street
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 321-2255	(612) 977-8489

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of solicitation materials or an Proxy Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)
under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$3,092,865	$94.95
*	The transaction value was based upon the product of 1,010,251 shares of common stock and the merger consideration of $2.70 per share ($2,727,678), plus the aggregate merger consideration expected to be paid to holders of vested stock options outstanding at the effective time of the merger ($365,187, after subtracting the aggregate exercise price for such stock options).

**	The amount of the filing fee determined by multiplying the transaction value by 0.00003070, the filing fee rate in effect as of March 27, 2007.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94.95

Form or registration no.: Schedule 14A

Filing Party: Milastar Corporation

Date filed: March 27, 2007

INTRODUCTION

    This Amendment No. 2 amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed on June 1, 2006 and amended on July 28, 2006 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 2 is being jointly filed by: Milastar Corporation (the "Company"); Dennis J. Stevermer, Chairman and Chief Executive Officer of the Company, and the beneficial owner of approximately 68% of the company's issued and outstanding common stock ("Mr. Stevermer"); Easton Southpaw Incorporated, a Delaware corporation wholly owned by Mr. Stevermer ("ESI"); and Milastar Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of ESI ("Acquisition Corp.").

The previously filed Schedules 13E-3 and 13E-3/A related to a proposed reverse/forward stock split, as described in the preliminary information statement on Schedule 14C originally filed with the Securities and Exchange Commission ("SEC") on June 1, 2006, and subsequently amended on July 28, 2006 (the "Information Statement"), wherein it was proposed that each holder of less than 250 pre-split shares of Milastar common stock would receive a cash payment for each pre-split share in lieu of any fractional shares that would otherwise result from the reverse/forward stock split. The purpose of the proposed reverse/forward stock split was to reduce the number of record holders of Milastar common stock to below 300 so that the Company would be eligible to terminate the public registration of its common stock under the Exchange Act. On or about November 17, 2006, the Company's Board of Directors determined not to proceed with the reverse/forward stock split and to instead consider a possible merger transaction between the Company and ESI that would involve the payment of cash consideration to all the stockholders of Milastar (other than ESI or Mr. Stevermer). Accordingly, no further action will be taken by the Company or the stockholders with regard to the proposed reverse/forward stock split and the information presented in the Information Statement and previously filed Schedules 13E-3 and 13E-3/A concerning the proposed reverse/forward stock split is no longer applicable.

Concurrently with this Amendment No. 2, Milastar is filing a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A under the Exchange Act, for the purpose of soliciting proxies from the Company's stockholders in connection with the adoption of the Agreement and Plan of Merger dated March 26, 2007, by and among Milastar, ESI and Acquisition Corp. The information in the Proxy Statement, which includes all information incorporated by reference therein and annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Items in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address.

Milastar Corporation, a Delaware corporation, is the subject company.  The business office address for the Milastar is 7317 West Lake Street, Minneapolis, Minnesota 55426, and the telephone number is (952) 929-4774. Milastar's board of directors is comprised of two directors: Dennis J. Stevermer and L. Michael McGurk.  Milastar has one executive officer, Mr. Stevermer, who holds the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

     (b) Securities.

As of March 21, 2007, there were 2,723,264 shares of Milastar's Class A Common Stock, par value $0.05 ("Common Stock"), issued and outstanding.

     (c) Trading Market and Price.

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "MILAA.OB." The information set forth in the Proxy Statement under the caption "Important Information Concerning Milastar - Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

     (d) Dividends.

No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Proxy Statement under the caption "Important Information Concerning Milastar - Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

     (e) Prior Public Offerings.

None.

     (f) Prior Stock Purchases.

The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Special Factors - Interest of Certain Persons in the Merger," and "Important Information Concerning Milastar - Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 3. Identity And Background Of The Filing Person.

     (a) Name and Address.

The filing persons of the Schedule 13E-3 are:

Milastar Corporation. See the description of Milastar in Item 2(a) above.

Dennis J. Stevermer. Dennis J. Stevermer is an individual residing at 1729 Colvin Avenue, St. Paul, Minnesota 55116. Mr. Stevermer's daytime phone number is (952) 929-4774. Mr. Stevermer serves as Milastar's Chairman of the Board, and is the only executive officer of Milastar, holding the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. Mr. Stevermer is the beneficial owner of approximately 68% of the issued and outstanding Common Stock of Milastar, and is the sole owner of ESI.

Easton Southpaw Incorporated. Easton Southpaw Incorporated ("ESI") is a Delaware corporation, of which Mr. Stevermer is the sole stockholder.  ESI has not engaged in any business activity other than its acquisition of 1,713,013 shares of Milastar common stock, which represents approximately 63% of the issued and outstanding Common Stock of Milastar.  The mailing address for ESI is 1729 Colvin Avenue, St. Paul, Minnesota 55116, Attn: Dennis J. Stevermer, and the daytime phone number for ESI's sole stockholder, Mr. Stevermer, is (952) 929-4774.

Milastar Acquisition Corporation.  Milastar Acquisition Corporation ("Acquisition Corp.") is a Delaware corporation, of which ESI is the sole stockholder. Acquisition Corp. has not engaged in any business activity and was formed for the sole purpose of effecting the merger among Milastar, ESI and Acquisition Corp.  The mailing address for Acquisition Corp. is 1729 Colvin Avenue, St. Paul, Minnesota 55116, Attn: Dennis J. Stevermer, and the daytime phone number for Acquisition Corp.'s beneficial owner, Mr. Stevermer, is (952) 929-4774.

     (b) Business and Background of Entities.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Parties Involved in the Transaction" is incorporated herein by reference."

     (c) Business and Background of Natural Persons.

With respect to each current officer and director of the Company:

Dennis J. Stevermer. Mr. Stevermer has been Chairman of the Board of Directors and Chief Executive Officer of the Company since January 2006. He has served as the Company's Chief Financial Officer since 1993.

L. Michael McGurk. Mr. McGurk has served as a director of the Company since 1988. He served as the Company's President and Chief Operating Officer until his resignation in January 2006.

No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws. Each of the persons set forth above is a citizen of the United States.

Item 4. Terms Of The Transaction.

     (a)(2) Material Terms; Mergers or Similar Transactions.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Structure of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Certain Effects of the Merger," "Material U.S. Federal Income Tax Consequences of the Merger," "The Merger Agreement," and "The Special Meeting - Vote Required" is incorporated herein by reference.

    (c) Different Terms.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Structure of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Certain Effects of the Merger," "The Merger Agreement," and "The Special Meeting - Vote Required" is incorporated herein by reference.

     (d) Appraisal Rights.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Appraisal Rights," and "Annex C - Section 262 of the Delaware General Corporation Law" is incorporated herein by reference.

    (e) Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the captions "Special Factors - Recommendations of the Board of Directors; Reasons for Recommending the Approval of the Merger," and "Special Factors - Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

    (f) Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions.

The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Special Factors - Interests of Certain Persons in the Merger," and "Important Information Concerning Milastar - Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

     (b) Significant Corporate Events.

The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Special Factors - Interests of Certain Persons in the Merger" and "Important Information Concerning Milastar - Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

    (c) Negotiations or Contacts.

The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" and "Special Factors - Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (e) Agreements Involving the Company's Securities.

The information set forth in the Proxy Statement under the captions "Special Factors - Structure of Merger Transaction," "The Merger Agreement - Conditions to Completion of the Merger," and "The Special Meeting - Vote Required" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired.

The information set forth in the Proxy Statement under the caption "Special Factors - Certain Effects of the Merger" is incorporated herein by reference. Each share of Common Stock issued and outstanding as of the effective time of the merger (other than the shares held by Mr. Stevermer and ESI and stockholders who perfect their appraisal rights) will be cancelled and converted into the right to receive merger consideration of $2.70 in cash. Vested stock options held by employees of Milastar as of the effective time of the merger (other than those held by Mr. Stevermer) will be cancelled and converted into the right to receive merger consideration of $2.70 per share for each share of Milastar common stock subject to such option, net of the applicable exercise price per share and any applicable withholding taxes.

     (c) (1-8) Plans.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Costs of the Merger ," "Special Factors - Recommendations of the Board of Directors; Reasons for Recommending the Approval of the Merger" and "Special Factors - Conduct of the Company's Business After the Merger" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Merger Transaction," and "Special Factors -- Purpose and Reasons for the Merger" is incorporated herein by reference.

     (b) Alternatives.

The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors - Recommendations of the Board of Directors; Reasons for Recommending the Approval of the Merger" is incorporated herein by reference.

     (c) Reasons.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Merger Transaction," "Special Factors -- Purpose and Reasons for the Merger," and "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger" is incorporated herein by reference.

     (d) Effects.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Structure of the Merger," "Special Factors - Certain Effects of the Merger," and "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger," "Special Factors - Costs of the Merger," "Special Factors - Conduct of the Company's Business After the Merger" and "Special Factors - Interest of Certain Persons in the Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a) Fairness.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Recommendations of the Board of Directors; Reasons for Recommending the Approval of the Merger" and "Special Factors - Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger" is incorporated herein by reference. As discussed in the Proxy Statement under the caption "Special Factors - Background of the Merger Transaction," Mr. Stevermer abstained from the vote of the board of directors concerning the approval and adoption of the merger agreement.

     (b) Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Merger Transaction," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Opinion of the Financial Advisor," and "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger" is incorporated herein by reference.

     (c) Approval of Security Holders.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "The Merger Agreement - Conditions to Completion of the Merger Agreement," "The Special Meeting - Vote Required," and "The Special Meeting - Voting of Proxies" is incorporated herein by reference.

     (d) Unaffiliated Representative.

No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of Directors.

The information set forth in the Proxy Statement under the captions "Special Factors --Background of the Merger" and "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger" is incorporated herein by reference.

    (f) Other Offers.

Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Merger," "Special Factors - Opinion of the Financial Advisor" and "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal.

The information in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Merger," "Special Factors - Opinion of the Financial Advisor" and "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger" is incorporated herein by reference.

     (c) Availability of Documents.

The written opinion of Schmidt Financial, Inc. is attached to the Proxy Statement as Annex B and incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds.

The information set forth in the Proxy Statement under the captions "Special Factors - Financing the Merger" and "Special Factors - Costs of the Merger" is incorporated herein by reference.

     (b) Conditions.

The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Financing the Merger" and "Special Factors - Costs of the Merger" is incorporated herein by reference.

     (c) Expenses.

The information set forth in the Proxy Statement under the caption "Special Factors - Costs of the Merger" is incorporated herein by reference.

     (d) Borrowed Funds.

The information set forth in the Proxy Statement under the caption "Special Factors - Financing the Merger" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

     (a) Security Ownership.

The information set forth in the Proxy Statement under the captions "Special Factors - Interests of Certain Persons in the Merger," "Important Information Concerning Milastar - Security Ownership of Certain Beneficial Owners and Management" and "Parties Involved in the Transaction" is incorporated herein by reference.

     (b) Securities Transactions.

None.

Item 12. The Solicitation or Recommendation.

(d) - (e) Intent to Tender; Intent to Vote in a Going-Private Transaction.

The information set forth in the Proxy Statement under the captions "The Special Meeting - Purpose of the Special Meeting," "Special Factors - Recommendation of the Board of Directors; Reasons for Recommending the Approval of the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Background of the Merger," and "Special Factors - Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger" is incorporated herein by reference.

Neither Mr. Stevermer nor ESI will be entitled to have their shares of Milastar Common Stock (or vested stock options, in the case of Mr. Stevermer) cancelled and converted into the right to receive merger consideration of $2.70 per share in the merger. Mr. McGurk will be entitled to have his 46 shares of Milastar Common Stock cancelled and converted into the right to receive merger consideration of $2.70 per share in the merger. Mr. Stevermer intends to vote the shares of Milastar Common Stock beneficially owned by him (which consists of 1,713,013 shares held of record by ESI) "FOR" the adoption of the merger agreement. To the knowledge of the Filing Persons, Mr. McGurk, a director of Milastar, intends to vote the 46 shares held of record by him "FOR" the adoption of the merger agreement.

Item 13. Financial Statements.

     (a) Financial Statements.

The information set forth in the Proxy Statement under the caption "Important Information Concerning Milastar - Financial Statements" and the financial information included in the Company's Annual Report on Form 10-KSB for the years ended April 30, 2005 and April 30, 2006, and the Company's Quarterly Report on Form 10-QSB for the quarters ended July 31, 2006, October 31, 2006 and January 31, 2007 is incorporated herein by reference.

     (b) Pro Forma Information.

The information set forth in the Proxy Statement under the captions "Important Information Concerning Milastar - Pro Forma Consolidated Financial Statements (Unaudited)" and "Important Information Concerning Milastar - Pro Forma Consolidated Year-End Statement of Operations (Unaudited)" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations.

The information set forth in the Proxy Statement under the caption "The Special Meeting - Solicitation of Proxies."

     (b) Employees and Corporate Assets.

The information set forth in the Proxy Statement under the caption "The Special Meeting - Solicitation of Proxies," "Special Factors - Cost of the Merger," "Special Factors - Opinion of the Financial Advisor," "Annex B - Opinion of Schmidt Financial, Inc." and "Special Factors - Background of the Merger" is incorporated herein by reference.

Item 15. Additional Information.

     (b) Other Material Information.

The information set forth in the Proxy Statement, including all annexes thereto and all information incorporated by reference therein, is incorporated herein by reference.

Item 16. Exhibits.

(a) The Preliminary Proxy Statement on Schedule 14A, including all annexes thereto and all information incorporated by reference therein, filed with the Securities and Exchange Commission concurrently with this Amendment No. 2 to the Schedule 13E-3 is incorporated herein by reference.

(b-g) Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MILASTAR CORPORATION
By: /s/ Dennis J. Stevermer
Name: Dennis J. Stevermer
Title: Chief Executive Officer
Dated: March 27, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Dennis J. Stevermer
Name: Dennis J. Stevermer
Dated: March 27, 2007

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
EASTON SOUTHPAW INC.
By: /s/ Dennis J. Stevermer
Name: Dennis J. Stevermer
Its: President
Dated: March 27, 2007

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MILASTAR ACQUISITION CORPORATION
By: /s/ Dennis J. Stevermer
Name: Dennis J. Stevermer
Its: President
Dated: March 27, 2007